Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation	Name Under Which Subsidiary Does Business
Madewell, Inc.	Delaware	Madewell Retail Stores
Madewell Cayman Limited	Cayman Islands	Madewell Cayman Limited
Madewell Brand Holdings, LLC	Delaware	Madewell Brand Holdings, LLC
Madewell Brand, LLC	Delaware	Madewell Brand, LLC